

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2013

Via E-mail
George L. Mahoney
President and Chief Executive Officer
Media General, Inc.
333 E. Franklin Street
Richmond, Virginia 23219

> **Re: Media General, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-06383**

Dear Mr. Mahoney:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 2. Properties, page 11

1.   We note that WJBF-TV provides WAGT-TV, which is owned by Shurz Communications, with sales, news and other operational services under a joint sales agreement and a shared services agreement. Tell us how the transactions from those agreements are reflected in the financial statements. Refer to your basis in the accounting literature.

Report of Management on Media General Inc.'s. Internal Control Over Financial Reporting, page 27

2.   Confirm, if true, that based on your assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2012 in accordance with Item 308 of Regulation S-K.
        .

Note 3: Intangible Assets and Impairment, page 40

3.   We note that during 2012, you streamlined your management structure and operations to be consistent with your new focus and changed your reportable segments from six to one. We also note that five of those segments were based on geographic markets. Further we note that your current reportable segment consists of two operating segments each consisting of nine network affiliated television stations divided on the basis of geographic regions and that the two operating segments are your reporting units. Please tell us what the geographic regions or reporting units are and   how they were determined. In this regard we note that most of your television stations are in the Southeast.

Note 4: Taxes on Income, page 41

4.   For each period presented, tell us how you calculated the impact of the increase in the deferred tax valuation in your tax rate reconciliation on page 41.

Note 5: Long-term Debt and Other Financial Instruments, page 44
Note 6: Common Stock and Stock Options, page 45

5.   We note that you recorded the exercise of the warrant issued to Berkshire Hathaway to purchase 4.6 million shares of the Company's Class A Common stock; however, it is unclear how you accounted for the issuance of the warrant at the inception of the agreement.

6.   In order that we may better understand how you accounted for the financing arrangement with Berkshire Hathaway, please provide us illustrative journal entries on how you recorded the transaction, including the embedded derivative and the warrant.

Network affiliation agreements, page 53

7.   In view of the short renewal periods, please tell us your consideration of ASC 350-30-35 in estimating the useful lives of your network affiliation agreements.

Change in Internal Control Over Financial Reporting, page 66

8.   Please tell us if the combination of the newspaper sales and the subsequent reduction in corporate staff   materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

<u>Definitive Proxy Statement filed on March 14, 2013 and incorporated by reference in to Part III of the Form 10-K</u>

9.   We note you use performance targets in connection with your Annual and Long-Term Incentive Plan Awards. We also note you have entered into a business combination with New Young Broadcasting Holding Co., Inc. Please disclose all of the performance targets applicable to your executive compensation program (as part of your annual or long-term incentive plans or otherwise).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Assistant Director
Larry Spirgel